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                              November 18, 2020

       Jeffrey H. Smulyan
       Chief Executive Officer
       Monument Circle Acquisition Corp.
       One EMMIS Plaza, 40 Monument Circle, Suite 700
       Indianapolis, IN 46204

                                                        Re: Monument Circle
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
22, 2020
                                                            CIK No. 0001828325

       Dear Mr. Smulyan:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Summary Financial Data, page 33

   1.                                                   Please revise to
include a separate    as-adjusted    column giving effect to the sale of units
                                                        in this offering and
the private placement warrants, along with explanatory notes as appropriate.
       Dilution, page 71

   2. We note you disclose in the second paragraph that "After giving effect to the sale of
                                                        20,000,000 shares of
Class A common stock.....our pro forma net tangible book value at
                                                        October 9, 2020 would
have been $0.82 or $0.72 per share." However, your calculations on page 72 indicate
that the pro forma net tangible book value as of October 9, 2020
 Jeffrey H. Smulyan
Monument Circle Acquisition Corp.
November 18, 2020
Page 2
      giving effect to the offering would be $5,000,004 or $0.82 per share. Please revise to include consistent disclosures.
3. Please revise to include calculations of pro forma net tangible book value per share if the underwriters exercise their option to purchase additional units in full. Principal Stockholders, page 121

4. Please revise your disclosure to identify the natural person or persons who share voting and investment control of the shares held by Monument Circle Sponsor LLC. Description of Securities
Common Stock, page 127

5. You define "completion window" at page 1 and indicate at page 56 that some blank check companies have extended the time to consummate an initial business combination.
      Expand the disclosure in this section to state clearly whether you will provide public stockholders with the opportunity to redeem their shares of common stock in the event that your charter is amended to allow for an extended "completion window" beyond the currently specified 24 months.
       You may contact Joanna Lam, Staff Accountant, at (202) 551-3476 or Raj Rajan, Staff
Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202)
551-3844 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.



                                                            Sincerely,
FirstName LastNameJeffrey H. Smulyan
                                                            Division of
Corporation Finance
Comapany NameMonument Circle Acquisition Corp.
                                                            Office of Energy &
Transportation
November 18, 2020 Page 2
cc:       Raphael M. Russo
FirstName LastName